Financial Report Grupo Financiero Galicia S.A. 20244th. quarter

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Grupo Galicia

Grupo Financiero Galicia

Buenos Aires, Argentina, February 28, 2025, Grupo Financiero Galicia S.A. ("Grupo Galicia" o "GFG", BYMA/NASDAQ: GGAL), announced its financial results for the fourth quarter, ended on December 31, 2024.

This report is a summary analysis of Grupo Galicia's financial condition and results of operations as of and for the periods indicated above. For a correct interpretation, this report must be read in conjunction with GFG's financial statements, as well as with all other information periodically filed with the National Securities Commission (www.cnv.gob.ar), BYMA (www.byma.com.ar) and the Nasdaq (www.nasdaq.com).

Readers of this report must note that this is a free translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

**Gonzalo Fernández Covaro**
Chief Financial Officer

**Pablo Firvida**
Head of Investor Relations

The information in this report was adjusted and restated to constant currency, in accordance with IAS 29 "Financial Information in Hyperinflationary Economies" except otherwise noted.

## Conference Call

February 28, 2025
11:00 am (Eastern Time)
1:00 pm (Argentina)

To participate, register here.

Grupo Galicia Galicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima 3 Galicia Más On April 9, 2024, Banco Galicia and Grupo Galicia entered into an agreement with HSBC to acquire HSBC's business in Argentina. On December 6, 2024, the transaction was closed, with the Bank acquiring 57.89% and Grupo Galicia the remaining 42.11%. In this way, Banco Galicia and Grupo Galicia acquired HSBC's business in Argentina, which includes the Bank, a mutual fund manager and two insurance companies. The acquisition price was set at US$475 million, the Bank paid an amount equivalent to US$275 million, and Grupo Galicia paid with 113,821,610 class B shares issued in favor of HSBC (represented in American Depositary Receipts –“ADRs”). Additionally, Grupo Galicia acquired a subordinated debt issued by Banco GGAL for a nominal value of US$100 million. This price was adjusted based on parameters established in the Agreement, which are usual in this type of transaction. This price adjustment was paid and capitalized through the issuance of 17,740,028 Class B shares of Grupo Galicia. The impact on results of this transaction amounted to Ps.724,525 million, which corresponds to the difference between the fair value of the acquired company and the amount paid. In this way, Grupo Galicia will consolidate its position as the largest private financial group in Argentina, confirming its commitment to the development and sustainable growth of the country. This operation thus allows the Group to generate economies of scale and strengthen its value proposition around the three strategic pillars - experience, growth and profitability - and thus continue to differentiate itself from the competition, improve the daily life of customers and complement the product offering, generating capabilities for the development of businesses and interest groups. Furthermore, the acquisition of life and retirement insurance businesses represents a strategic move in the insurance sector, adding two product segments with great potential to the Group's portfolio. This opportunity represents an excellent proposal to continue adding assets and businesses, strengthening our economic and financial position; solvency and liquidity; and the sustainability of the organization. In this report you will find information about: • Grupo Galicia consolidated • Banco Galicia individual • Banco Galicia consolidated with Galicia Más • Banco Galicia Más

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Grupo Galicia

Grupo Galicia includes Banco de Galicia y Buenos Aires S.A.U. (Galicia), GGAL Holdings S.A. (Galicia Más), Tarjetas Regionales S.A. (Naranja X), Sudamericana Holding S.A. (Galicia Seguros), Galicia Asset Management S.A.U. (Fondos Fima), IGAM LLC (Inviu), Galicia Securities S.A.U., Agri Tech Investments LLC (Nera), Galicia Investments LLC, Galicia Ventures LP and Galicia Holdings US, Inc.

It is one of the main financial services holding companies in the country. It provides savings, credit and investment opportunities to people and companies, and its board of directors has a high commitment in customer experience and sustainable development.

Financial Report

Grupo Galicia Galicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima Ps.1,618,596 million Net income for the year attributable to Grupo Galicia +121% vs. 12M 2023 Net profit per share 4Q24 Ps.361.58 Capital Ratio 21.61% ROE 33.98% +1,659 bp vs. 12M 2023 Efficiency 46.91% -668 bp vs. 12M 2023 Employees 12,179 Branches and other points of sale 521 Deposits accounts In thousands 16,176 Credit cards In thousands 15,494 5 Ps.574,380 million Net income for the quarter attributable to Grupo Galicia +203% vs. 4Q 2023 ROE 44.98% +2,796 bp vs. 4Q 2023 Efficiency 77.82% +2,888 bp vs. 4Q 2023 Highlights Nera Market share: Loans to the private sector(1) 16.43% Market share: Deposits to the private sector(1) 14.68% (1) Market share calculated for Banco Galicia, Naranja X (Naranja Digital) and Banco Galicia Más.

Grupo Galicia Galicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima Selected ratios Percentages 2024 2024 2023 Variation (bp) 4Q 3Q 4Q vs.3Q24 vs.4Q23 ROA 7.92 3.14 3.49 478 443 ROE 44.98 15.26 17.02 2,972 2,796 Financial Margin 23.15 28.61 63.63 (546) (4,048) Efficiency ratio (1) 77.82 49.99 48.94 2,783 2,888 Capital ratio (2) 21.61 24.51 23.74 (290) (213) NPL Ratio 2.36 2.66 2.45 (30) (9) Allowance for loan losses / Private-sector financing 4.28 4.20 3.67 8 61 Coverage 181.56 157.70 149.35 2,386 3,221 Non-accrual portfolio with guarantees to non-accrual portfolio 5.40 3.68 4.74 172 66 Cost of risk 10.99 7.38 6.51 361 448 6 Selected financial information (1) The efficiency ratio excluding the restructuring provision is 50.17% (2) Galicia consolidated with Naranja X and Galicia Más

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Results for the fiscal year

Net income attributable to Grupo Galicia for the fiscal year 2024 amounted to Ps.1,618,596 million, which represented a 6.97% return on average assets and a 33.98% return on average shareholder's equity.

Said result is mainly due to profits from its interest in Galicia (Ps.1,326,626 million), in Naranja X (Ps.227,914 million), in Fondos Fima (Ps.68,250 million), offset by a loss in Galicia Seguros (Ps.8,107 million).

The result for the year includes a result of Ps.724,525 million as a result of the acquisition of HSBC's businesses in Argentina. This result, net of adjustments and provisions related to the transaction, totaled Ps.485,060 million.


Results of the main companies
Galicia
1,326,626
615,777
Naranja X
227,914
29,892
Galicia Seguros
(8,107)
17,854
Fondos Fima
68,250
53,794
2024
2023

7

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

| Income Statement | | | |
|---|---|---|---|
| In millions of pesos, except otherwise noted | **2024** | **2023** | **Variation** |
| | **12M** | **12M** | **%** |
| Net interest income | 5,144,894 | 4,093,527 | 26 |
| Net fee income | 1,091,865 | 1,026,605 | 6 |
| Net results from financial instruments | 1,063,437 | 693,612 | 53 |
| Gold and foreign currency quotation differences | 154,842 | 1,333,964 | (88) |
| Other operating income | 481,227 | 487,792 | (1) |
| Underwriting income from insurance business | 111,885 | 90,696 | 23 |
| Loan loss provisions | (852,169) | (406,491) | 110 |
| **Net operating income** | **7,195,981** | **7,319,705** | **(2)** |
| Personnel expenses | (1,069,609) | (775,540) | 38 |
| Administrative expenses | (780,004) | (648,505) | 20 |
| Depreciations and devaluations of assets | (198,399) | (183,859) | 8 |
| Other operating expenses | (1,267,847) | (1,231,176) | 3 |
| **Operating Income** | **3,880,122** | **4,480,625** | **(13)** |
| Results from the net monetary position | (2,386,812) | (3,307,330) | (28) |
| Results from associates and joint ventures | 719,230 | 6,380 | n.m. |
| Income tax | (594,046) | (447,487) | 33 |
| **Net income** | **1,618,494** | **732,188** | **121** |
| Net Income Attributable to Non-controlling Interests | (102) | (29) | 252 |
| Net Income Attributable to Grupo Galicia | 1,618,596 | 732,217 | 121 |
| Other comprehensive income | 31,544 | 3,319 | 850 |
| **Total comprehensive income** | **1,650,038** | **735,507** | **124** |
| Total comprehensive income to Non-controlling Interests | (102) | (28) | 264 |
| Total comprehensive income to Grupo Galicia | 1,650,141 | 735,535 | 124 |

8

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Results for the quarter

Net income attributable to Grupo Galicia for the quarter amounted to Ps.574,380 million, which represented a 7.92% annualized return on average assets and a 44.98% annualized return on average shareholder's equity.

Said result was mainly due to profits from its interest in Galicia (Ps.527,412 million), in Naranja X (Ps.23,329 million), and in Fondos Fima (Ps.19,283 million), offset by a loss in Galicia Seguros (Ps.3,902 million).

The result for the quarter includes a result of Ps.724,525 million as a result of the acquisition of HSBC's businesses in Argentina. his result, net of adjustments and provisions related to the transaction, totaled Ps.485,060 million.


Results of the main companies
Galicia
527,412
128,311
Naranja X
23,329
33,474
Galicia Seguros
3,902
8,017
Fondos Fima
19,283
10,349
4Q 2024
4Q 2023

9

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

## Income Statement

| In millions of pesos, except otherwise noted | 2024 | | 2023 | Variation (%) | |
|---|---|---|---|---|---|
| | 4Q | 3Q | 4Q | vs.3Q24 | vs.4Q23 |
| Net interest income | 802,667 | 823,513 | 1,349,156 | (3) | (41) |
| Net fee income | 337,878 | 276,489 | 265,104 | 22 | 27 |
| Net results from financial instruments | 304,979 | 224,791 | 34,112 | 36 | 794 |
| Gold and foreign currency quotation differences | 15,353 | 35,826 | 907,662 | (57) | (98) |
| Other operating income | 145,304 | 110,113 | 130,040 | 32 | 12 |
| Underwriting income from insurance business | 23,856 | 43,435 | 31,993 | (45) | (25) |
| Loan loss provisions | (370,836) | (181,004) | (134,014) | 105 | 177 |
| **Net operating income** | **1,259,201** | **1,333,163** | **2,584,053** | **(6)** | **(51)** |
| Personnel expenses | (507,814) | (166,641) | (273,430) | 205 | 86 |
| Administrative expenses | (230,036) | (188,086) | (188,609) | 22 | 22 |
| Depreciations and devaluations of assets | (71,209) | (42,029) | (48,009) | 69 | 48 |
| Other operating expenses | (308,677) | (238,013) | (410,297) | 30 | (25) |
| **Operating Income** | **141,465** | **698,394** | **1,663,708** | **(80)** | **(91)** |
| Results from the net monetary position | (249,752) | (432,788) | (1,275,578) | (42) | (80) |
| Results from associates and joint ventures | 723,109 | (1,134) | 9,698 | n.m. | n.m. |
| Income tax | (40,454) | (82,607) | (208,504) | (51) | (81) |
| **Net income** | **574,368** | **181,865** | **189,324** | **216** | **203** |
| Net Income Attributable to Non-controlling Interests | (12) | (30) | (29) | (60) | (59) |
| Net Income Attributable to Grupo Galicia | 574,380 | 181,895 | 189,353 | 216 | 203 |
| Other comprehensive income | 12,962 | 18,495 | 2,331 | (30) | n.m. |
| **Total comprehensive income** | **587,330** | **200,360** | **191,655** | **193** | **206** |
| Total comprehensive income Attributable to Non-controlling Interests | (12) | (30) | (28) | (60) | (57) |
| Total comprehensive income Attributable to Grupo Galicia | 587,345 | 200,390 | 191,682 | 193 | 206 |

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Selected financial information

| Balance Sheet | | | | | |
|---|---|---|---|---|---|
| In millions of pesos, except otherwise noted | | 2024 | 2023 | Variation (%) | |
| | 4Q | 3Q | 4Q | vs.3Q24 | vs.4Q23 |
| Assets | | | | | |
| Cash and due from banks | 6,547,817 | 6,585,165 | 4,346,312 | (1) | 51 |
| Debt securities | 1,501,924 | 1,183,867 | 1,303,958 | 27 | 15 |
| Net loans and other financing | 14,464,569 | 9,504,020 | 6,750,124 | 52 | 114 |
| Other financial assets | 7,964,089 | 6,242,937 | 8,180,195 | 28 | (3) |
| Investment in subsidiaries, associates and joint ventures | 4,088 | 2,922 | 5,771 | 40 | (29) |
| Property, bank premises, equipment | 995,521 | 795,882 | 773,625 | 25 | 29 |
| Intangible assets | 304,486 | 264,720 | 266,183 | 15 | 14 |
| Other assets | 711,762 | 236,841 | 574,096 | 201 | 24 |
| Assest from insurance contracts | 218,713 | 158,214 | 196,743 | 38 | 11 |
| Assets available for sale | 14,526 | 21 | 163 | n.m. | n.m. |
| **Total assets** | **32,727,495** | **24,974,589** | **22,397,170** | **31** | **46** |
| Liabilities | | | | | |
| Deposits | 18,634,331 | 14,803,293 | 12,429,469 | 26 | 50 |
| Financing from financial entities | 441,781 | 288,292 | 300,795 | 53 | 47 |
| Other financial liabilities | 3,943,476 | 3,561,907 | 2,958,099 | 11 | 33 |
| Negotiable obligations | 1,009,506 | 209,892 | 201,902 | 381 | 400 |
| Subordinated negotiable obligations | 266,114 | 264,836 | 447,750 | — | (41) |
| Other liabilities | 1,550,630 | 759,767 | 1,309,210 | 104 | 18 |
| Liabilities from insurance contracts | 805,586 | 278,183 | 355,586 | 190 | 127 |
| **Total liabilities** | **26,651,424** | **20,166,170** | **18,002,811** | **32** | **48** |
| **Total Shareholders' equity** | **6,076,071** | **4,808,419** | **4,394,359** | **26** | **38** |

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Grupo Galicia Galicia Financial Report Galicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima Since 1905, Galicia works for the development of Argentina, being the main private bank controlled by national capital. Through its assisted and digital distribution channels, it markets a wide range of financial products and services for individuals and companies throughout the country. Galicia defines the customer experience and digital transformation as strategic focuses to efficiently achieve successful growth.

Grupo Galicia Galicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima Ps.1,326,626 million Net income for the year +115% vs. 12M 2023 Portfolio Quality 1.85% +1 bp. vs. 4Q 2023 Coverage 186.25% +185 bp. vs. 4Q 2023 ROE 34.48% +1,630 bp vs. 12M 2023 Efficiency 41.38% -1,005 bp vs. 12M 2023 13 Ps.527,412 million Net income for the quarter +311% vs. 4Q 2023 ROE 52.30% +3,810 bp vs. 4Q 2023 Efficiency 69.58% +1,911 bp vs. 4Q 2023 Cost of risk 6.48% -1 bp. vs. 4Q 2023 Cost of risk 12M 5.67% +2 bp. vs. 12M 2023 Capital Ratio 18.49% -626 bp. vs. 4Q 2023 12.82% Market share: Loans to the private sector 13.79% Market share: Deposits to the private sector +189 bp vs. 4Q 2023 +396 bp vs. 4Q 2023 Highlights Branches Deposit accounts In thousands Employees Credit Cards In thousands 290 8,074 5,675 4,455 Digital clients 93%

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Results for the fiscal year

In fiscal year 2024, Galicia registered a net income of Ps.1,326,626 million, Ps.710,849 million (115%) higher than the result of the previous year, which represented an ROE of 34.48% and an ROA of 7.40%.

Net operating income was Ps.5,311,832 million, Ps.353,492 million (6%) lower, compared to the Ps.5,665,324 million recorded in the previous year. This decrease was mainly due to a lower result from the price difference of gold and foreign currency of Ps.1,020,434 million (88%), offset by a higher net result from interest for Ps.517,605 million (15%) and from financial instruments for Ps.413,511 million (117%).

It is also important to highlight that a result from associates and joint ventures of Ps.570,001 million was recorded, generated mainly by the acquisition of HSBC's business in Argentina.

| Income Statement | | | |
|---|---|---|---|
| In millions of pesos, except otherwise noted | 2024 | 2023 | Variation |
| | 12M | 12M | % |
| Net interest income | 4,032,441 | 3,514,836 | 15 |
| Net fee income | 617,043 | 634,364 | (3) |
| Net results from financial instruments | 765,839 | 352,328 | 117 |
| Gold and foreign currency quotation differences | 139,425 | 1,159,859 | (88) |
| Other operating income | 192,433 | 270,224 | (29) |
| Loan-loss provisions | (435,349) | (266,287) | 63 |
| **Net operating income** | **5,311,832** | **5,665,324** | **(6)** |
| Personnel expenses | (616,754) | (547,795) | 13 |
| Administrative expenses | (509,846) | (445,472) | 14 |
| Depreciations and devaluations of assets | (133,856) | (152,802) | (12) |
| Other operating expenses | (811,766) | (893,683) | (9) |
| **Operating income** | **3,239,610** | **3,625,572** | **(11)** |
| Results from the net monetary position | (1,941,525) | (2,668,113) | (27) |
| Results from associates and joint businesses | 570,001 | (1,971) | n.m. |
| Income tax | (541,460) | (339,711) | 59 |
| **Net Income** | **1,326,626** | **615,777** | **115** |
| Other comprenhensive income | 32,859 | 31 | n.m. |
| **Total comprenhensive income** | **1,359,485** | **615,808** | **121** |

14

Grupo Galicia Galicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima 15 Profitability and efficiency 7.40% 3.34% 2024 2023 34.48% 18.18% 2024 2023 46.34% 36.15% 2024 2023 41.38% 51.43% 2024 2023 Financial margin Efficiency ratio (1) ROA ROE (1) The efficiency ratio excluding the restructuring provision is 38.10%.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Results for the quarter

In the fourth quarter of 2024, Galicia registered a net income of Ps.527,412 million, Ps.399,102 million (311%) higher than the result of the same quarter of the previous year, which represented an annualized ROE of 52.30% and an ROA of 10.05%.

The operating result was Ps.1,099,613 million (83%) lower than in the fourth quarter of 2023, as a consequence of a lower net operating income.

Net operating income reached Ps.812,166 million, Ps.1,138,849 million (58%) lower than the Ps.1,951,015 million in the same quarter of the previous year, mainly as a consequence of a lower net interest income for Ps.675,851 million (56%) and a lower result from gold and foreign currency quotation differences for Ps.729,970 million (97%).

It is also important to highlight that a result from associates and joint ventures of Ps.575,136 million was recorded, generated mainly by the acquisition of HSBC's business in Argentina.

| Income Statement | | | | | |
|---|---|---|---|---|---|
| In millions of pesos, except otherwise noted | | 2024 | 2023 | Variation (%) | |
| | 4Q | 3Q | 4Q | vs.3Q24 | vs.4Q23 |
| Net interest income | 520,949 | 590,851 | 1,196,800 | (12) | (56) |
| Net fee income | 178,881 | 153,838 | 161,991 | 16 | 10 |
| Net results from financial instruments | 193,802 | 179,404 | (144,312) | 8 | (234) |
| Gold and foreign currency quotation differences | 20,325 | 31,683 | 750,295 | (36) | (97) |
| Other operating income | 48,471 | 43,912 | 69,667 | 10 | (30) |
| Loan-loss provisions | (150,262) | (118,109) | (83,426) | 27 | 80 |
| **Net operating income** | **812,166** | **881,579** | **1,951,015** | **(8)** | **(58)** |
| Personnel expenses | (233,569) | (109,326) | (195,120) | 114 | 20 |
| Administrative expenses | (144,631) | (123,450) | (125,761) | 17 | 15 |
| Depreciations and devaluations of assets | (36,931) | (32,712) | (39,921) | 13 | (7) |
| Other operating expenses | (163,885) | (145,715) | (257,450) | 12 | (36) |
| **Operating income** | **233,150** | **470,376** | **1,332,763** | **(50)** | **(83)** |
| Results from the net monetary position | (204,765) | (326,861) | (1,036,040 | (37) | (80) |
| Results from associates and joint businesses | 575,136 | (1,267) | (84) | n.m. | n.m. |
| Income tax | (76,109) | (51,877) | (168,329) | 47 | (55) |
| **Net Income** | **527,412** | **90,371** | **128,310** | **484** | **311** |
| Other comprenhensive income | 13,958 | 17,894 | (16) | (22) | (87,338) |
| **Total comprenhensive income** | **541,370** | **108,265** | **128,294** | **400** | **322** |

16

Grupo Galicia Galicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima 17 Profitability and efficiency Financial margin Efficiency ratio (1) ROA ROE 10.05% 2.00% 2.97% 4Q 2024 3Q 2024 4Q 2023 52.30% 9.32% 14.20% 4Q 2024 3Q 2024 4Q 2023 22.67% 27.18% 60.17% 4Q 2024 3Q 2024 4Q 2023 69.58% 51.47% 50.47% 4Q 2024 3Q 2024 4Q 2023 (1) The efficiency ratio excluding the restructuring provision is 52.69%.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Yields and rates

## Interest-earning assets[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %

| | 2024 | | | | 2023 | | Variation (% \| bp) | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 4Q | | 3Q | | 4Q | | vs.3Q24 | | vs.4Q23 | |
| | Avg Bce | Yield | Avg Bce | Yield | Avg Bce | Yield | Avg Bce | Yield | Avg Bce | Yield |
| **In pesos** | **9,597,857** | **47.84** | **9,615,716** | **51.39** | **9,548,083** | **107.69** | **—** | **(355)** | **1** | **(5,985)** |
| Government securities | 3,570,593 | 58.77 | 4,302,055 | 62.80 | 3,104,101 | 122.36 | (17) | (403) | 15 | (6,359) |
| Loans | 5,578,282 | 44.78 | 4,416,480 | 48.53 | 4,411,270 | 91.70 | 26 | (375) | 26 | (4,692) |
| Other interest-earning assets | 448,982 | (1.13) | 897,181 | 10.80 | 2,032,712 | 119.97 | (50) | (1,193) | (78) | (12,110) |
| **In foreign currency** | **2,098,859** | **3.87** | **1,342,940** | **6.75** | **1,354,544** | **(20.32)** | **56** | **(288)** | **55** | **2,419** |
| Government securities | 335,896 | 5.33 | 344,027 | 8.61 | 924,881 | (31.63) | (2) | (328) | (64) | 3,696 |
| Loans | 1,733,224 | 3.72 | 973,894 | 6.07 | 270,053 | 5.71 | 78 | (235) | 542 | (199) |
| Other interest-earning assets | 29,739 | (3.85) | 25,019 | 7.69 | 159,610 | 1.21 | 19 | (1,154) | (81) | (506) |
| **Interest-earning assets** | **11,696,716** | **39.95** | **10,958,656** | **45.92** | **10,902,627** | **91.78** | **7** | **(597)** | **7** | **(5,183)** |

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Average interest-earning assets reached Ps.11,696,716 million, registering an increase of Ps.794,089 million (7%), compared to the fourth quarter of 2023. This increase was mainly the result of a higher volume of loans in foreign currency for Ps.1,463,171 million (542%) and in loans in pesos for Ps.1,167,012 million (26%), offset by a lower volume of other interest-earning assets in pesos for Ps.1,583,730 million (78%).

The average yield on interest-earning assets for the fourth quarter was 39.95%, representing a decrease of 5,183 bp, compared to the same quarter of the previous year. This variation is mainly justified by lower average yields on government securities in pesos.

18

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

## Interest-bearing liabilities[(1)]

Average balances: in millions of pesos. Yields and rates: annualized nominal %

| | 2024 | | | | 2023 | | Variation (%\|bp) | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 4Q | | 3Q | | 4Q | | vs.3Q24 | | vs.4Q23 | |
| | Avg Bce | Yield | Avg Bce | Yield | Avg Bce | Yield | Avg Bce | Yield | Avg Bce | Yield |
| **In pesos** | **5,768,852** | **30.53** | **6,065,03** | **32.10** | **6,063,33** | **96.94** | **(5)** | **(157)** | **(5)** | **(6,641)** |
| Saving accounts | 941,498 | 0.02 | 927,062 | 0.02 | 891,215 | 0.02 | 2 | — | 6 | — |
| Time deposits | 3,017,746 | 39.33 | 2,732,157 | 41.10 | 3,123,676 | 123.39 | 10 | (177) | (3) | (8,406) |
| Other Deposits | 1,496,440 | 30.95 | 1,876,546 | 33.91 | 1,905,525 | 100.43 | (20) | (296) | (21) | (6,948) |
| Debt securities | 96,447 | 46.33 | 33,115 | 50.75 | — | — | 191 | (442) | — | 4,633 |
| Other interest-bearing liabilities | 216,721 | 33.17 | 496,159 | 34.39 | 142,918 | 76.83 | (56) | (122) | 52 | (4,366) |
| **In foreign currency** | **6,154,205** | **1.13** | **3,225,177** | **1.14** | **2,049,474** | **2.01** | **91** | **(1)** | **200** | **(88)** |
| Saving accounts | 2,766,394 | — | 2,007,677 | — | 1,271,099 | — | 38 | — | 118 | — |
| Time deposits | 513,806 | 2.96 | 425,319 | 2.42 | 260,134 | 1.93 | 21 | 54 | 98 | 103 |
| Other Deposits | 2,202,866 | — | 488,194 | — | 36,232 | 0.02 | 351 | — | n.m | (2) |
| Debt securities | 649,890 | 7.92 | 275,929 | 8.33 | 310,089 | 9.12 | 136 | (41) | 110 | (120) |
| Other interest-bearing liabilities | 21,249 | 13.82 | 28,058 | 12.80 | 171,920 | 4.55 | (24) | 102 | (88) | 927 |
| **Interest-bearing liabilities** | **11,923,057** | **15.40** | **9,290,216** | **21.35** | **8,112,808** | **72.96** | **28** | **(595)** | **47** | **(5,756)** |

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Interest bearing liabilities reached Ps.11,923,057 million, registering an increase of Ps.3,810,249 million (47%) in relation to the same period of 2023, mainly due to an increase in other deposits in foreign currency for Ps.2,166,634 million and of saving accounts in foreign currency for Ps.1,495,295 million (118%).

Likewise, the average rate on interest-bearing liabilities was 15.40%, registering a decrease of 5,756 bp with respect to the second quarter of the previous year, as a consequence of the decrease in the interest rate on time deposits in pesos for 8,406 bp.

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# Net interest income

Net interest income for the quarter amounted to Ps.520,949 million, with a Ps.675,854 million (56%) decrease compared to the Ps.1,196,803 million profit from the same quarter of 2023.

| Interest Income | | | | | |
|---|---|---|---|---|---|
| In millions of pesos, except otherwise noted | | 2024 | 2023 | | Variation (%) |
| | 4Q | 3Q | 4Q | vs.3Q24 | vs.4Q23 |
| Government securities | 331,855 | 517,098 | 1,140,674 | (36) | (71) |
| Other financial assets | 42 | — | — | N/A | N/A |
| Loans and other financing | 643,758 | 551,354 | 1,025,039 | 17 | (37) |
| Financial sector | 10,571 | 8,629 | 10,078 | 23 | 5 |
| Non-financial private sector | 633,187 | 542,725 | 1,014,961 | 17 | (38) |
| Overdrafts | 45,677 | 58,082 | 120,989 | (21) | (62) |
| Promissory notes | 189,165 | 170,502 | 448,398 | 11 | (58) |
| Mortgage loans | 60,972 | 54,388 | 112,220 | 12 | (46) |
| Pledge loans | 16,814 | 11,370 | 15,813 | 48 | 6 |
| Personal loans | 154,361 | 117,134 | 96,840 | 32 | 59 |
| Credit-card loans | 155,722 | 124,518 | 214,835 | 25 | (28) |
| Financial leases | 2,748 | 2,003 | 3,577 | 37 | (23) |
| Pre-financing and export financing | 3,723 | 2,734 | 806 | 36 | 362 |
| Other | 4,005 | 1,994 | 1,483 | 101 | 170 |
| Repurchase agreement transactions | 3,855 | 18,427 | 510,981 | (79) | (99) |
| **Interest income** | **979,510** | **1,086,879** | **2,676,696** | **(10)** | **(63)** |

Interest income for the quarter reached Ps.979,510 million, 63% lower than the Ps.2,676,696 million registered in the fourth quarter of 2023.

This decrease was a consequence of:

- lower interest on government securities for Ps.808,819 million (71%). It is important to note that in the fourth quarter of 2023 there were instruments issued by the BCRA (Leliqs) in the portfolio,
- lower interest on repurchase agreement transactions for Ps.507,126 million (99%),
- lower interest on loans and other financing for Ps.381,281 million (37%), as a result of lower income from promissory notes (58%) and overdrafts (62%).

20

Grupo Galicia Galicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima Interest expenses totaled Ps.458,561 million, registering a decrease of Ps.1,021,332 million (69%), compared to the same quarter of 2023. This decrease was a consequence of lower interest expenses on time deposits and term investments for Ps.664,306 million (69%), generated by the decrease in the annual nominal interest rate and the average volume of deposits and lower interest expenses on other deposits for Ps.362,663 million (76%). Interest expenses In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 4Q 3Q 4Q vs.3Q24 vs.4Q23 Deposits 416,336 442,442 1,443,301 (6) (71) Saving accounts 40 37 36 8 11 Time deposits and term investments 300,525 283,309 964,831 6 (69) Other 115,771 159,096 478,434 (27) (76) Financing from financial institutions 2,016 1,273 2,323 58 (13) Repurchase agreement transactions 7,114 4,304 3,096 65 130 Other interest-bearing liabilities 9,611 38,057 24,111 (75) (60) Negotiable obligations 18,042 4,410 339 309 n.m. Subordinated Negotiable obligations 5,442 5,542 6,723 (2) (19) Interest expenses 458,561 496,028 1,479,893 (8) (69) 21

Grupo Galicia Galicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima Net Fee Income In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 4Q 3Q 4Q vs.3Q24 vs.4Q23 Credit cards 73,939 66,732 70,817 11 4 Deposit accounts 31,712 28,301 30,194 12 5 Insurance 5,517 5,201 4,411 6 25 Financial fees 1,537 258 214 496 618 Credit- related fees 1,989 1,537 1,020 29 95 Foreign trade 7,534 9,516 4,892 (21) 54 Collections 16,442 16,369 17,187 — (4) Utility-Bills collection services 13,548 12,555 16,610 8 (18) Mutual Funds 6,295 5,891 4,607 7 37 Fees from bundles of products 25,147 19,184 24,328 31 3 Other 27,699 23,152 18,983 20 46 Total fee income 211,359 188,696 193,263 12 9 Total expenditures (32,478) (34,858) (31,274) (7) 4 Net fee income 178,881 153,838 161,989 16 10 The net fee income reached Ps.178,881 million, registering an increase of 10% compared to Ps.161,989 million in the fourth quarter of 2023. This increase was mainly due to higher other income for Ps.8,716 million (46%). 22 Net fee income

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Net income from financial instruments

The net result from financial instruments was Ps.193,802 million, Ps.338,114 million higher than the Ps.144,312 million recorded in the same quarter of 2023. This increase was a consequence of a higher result from government securities of Ps.342,927 million (176%), offset by a lower result from private sector securities for Ps.24,950 million (157%).

| **Net Income from Financial Instruments** | | | | | |
|---|---|---|---|---|---|
| In millions of pesos, except otherwise noted | | 2024 | 2023 | | Variation (%) |
| | 4Q | 3Q | 4Q | vs.3Q24 | vs.4Q23 |
| Government securities | 148,199 | 114,193 | (194,728) | 30 | 176 |
| Private sector securities | (9,103) | 4,462 | 15,847 | (304) | (157) |
| Derivative financial instruments | 5,349 | 22,060 | 20,867 | (76) | 74 |
| Forward transactions | 5,349 | 12,501 | 28,153 | (57) | (81) |
| Options | – | 9,559 | (7,286) | 100 | 100 |
| Results of other financial assets/liabilities | (31) | — | 4 | N/A | (875) |
| Results from derecognition of assets | 49,388 | 38,689 | 13,698 | 28 | 261 |
| **Net income from financial instruments** | **193,802** | **179,404** | **(144,312)** | **8** | **234** |

# Gold and foreign currency quotation differences

The result from quotation differences of gold and foreign currency for the quarter was a Ps.20,325 million profit, Ps.729,970 million (97%) lower than the profit of Ps.750,295 million registered in the same quarter of the previous year. It should be noted that the difference in exchange rates from the previous year was positively affected by the devaluation, with the exchange rate increasing by 131%.

23

Grupo Galicia Galicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima Other Operating Income In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 4Q 3Q 4Q vs.3Q24 vs.4Q23 Other financial income 1,955 4,458 1,478 (56) 32 Rental of safe deposit boxes 10,664 10,086 7,176 6 49 Other fee income 1,713 2,113 1,187 (19) 44 Other adjustments and interest on miscellaneous receivables 16,316 17,432 40,890 (6) (60) Other 17,824 9,823 18,938 81 (6) Total other operating income 48,472 43,912 69,669 10 (30) In the fourth quarter, other operating income amounted to Ps.48,472 million, registering a decrease of Ps.21,197 million (30%) compared to those registered in the same quarter of 2023. This lower result was mainly due to the decrease in other adjustments and interest on miscellaneous receivables for Ps.24,574 million (60%). Loan loss provisions for the quarter totaled Ps.150,262 million, Ps.66,836 million (80%) higher than those recorded in the same quarter of the previous year, mainly as a result of a larger financing portfolio. 24 Loan-loss provisions Other operating income

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Personnel expenses

Personnel expenses reached Ps.233,569 million, registering an increase of Ps.38,449 million (20%) compared to the same quarter of 2023, mainly due to higher provisions for restructuring for Ps.99,900 million.

# Administrative expenses

Administrative expenses for the quarter reached Ps.144,631 million, registering an increase of Ps.18,870 million (15%) compared to the fourth quarter of the previous year. This increase was a consequence of higher expenses for maintenance and repairment of goods and IT for Ps.7,421 million (33%), higher expenses for fees and compensations for services for Ps.3,544 million (34%) and higher expenses for hired administrative services for Ps.3,248 million (13%).

**Administrative Expenses**

| In millions of pesos, except otherwise noted | | 2024 | 2023 | | Variation (%) |
|---|---|---|---|---|---|
| | 4Q | 3Q | 4Q | vs.3Q24 | vs.4Q23 |
| Fees and compensations for services | 14,108 | 11,869 | 10,564 | 19 | 34 |
| Fees to directors and syndics | 158 | 188 | 158 | (16) | — |
| Publicity, promotion and research expenses | 6,925 | 5,758 | 6,080 | 20 | 14 |
| Taxes | 27,662 | 24,824 | 31,641 | 11 | (13) |
| Maintenance and repairment of goods and IT | 29,803 | 25,321 | 22,382 | 18 | 33 |
| Electricity and communications | 6,788 | 6,667 | 5,921 | 2 | 15 |
| Stationery and office supplies | 842 | 739 | 924 | 14 | (9) |
| Hired administrative services | 28,585 | 24,632 | 25,337 | 16 | 13 |
| Security | 4,201 | 4,059 | 3,180 | 3 | 32 |
| Insurance | 1,171 | 1,263 | 1,062 | (7) | 10 |
| Other | 24,388 | 18,130 | 18,512 | 35 | 32 |
| **Total administrative expenses** | **144,631** | **123,450** | **125,761** | **17** | **15** |

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# Depreciation and devaluation of assets

The result from depreciation and devaluation of assets reached Ps.36,931 million, registering a decrease of 7% compared to the same quarter of 2023.

# Other operating expenses

Other operating expenses for the quarter reached Ps.163,885 million, which represented a decrease of Ps.93,564 million (36%), compared to the Ps.257,449 million recorded in the fourth quarter of the previous year. This decrease was mainly generated by lower turnover tax for Ps.82,901 million (52%), mainly related to financial operations.

**Other Operating Expenses**

| In millions of pesos, except otherwise noted | | 2024 | 2023 | Variation (%) | |
|---|---|---|---|---|---|
| | 4Q | 3Q | 4Q | vs.3Q24 | vs.4Q23 |
| Contribution to the Deposit Insurance Fund | 4,933 | 3,789 | 4,060 | 30 | 22 |
| Other financial results | 26 | — | 10,102 | N/A | 100 |
| Turnover tax | 77,784 | 61,532 | 160,685 | 26 | (52) |
| On financial income | 65,440 | 53,821 | 136,507 | 22 | (52) |
| On fees | 10,826 | 6,669 | 14,980 | 62 | (28) |
| On other items | 1,518 | 1,042 | 9,198 | 46 | (83) |
| Other fee-related expenses | 50,591 | 65,498 | 58,015 | (23) | (13) |
| Charges for other provisions | 4,124 | 5,086 | 13,347 | (19) | (69) |
| Claims | 4,713 | 6,673 | 5,416 | (29) | (13) |
| Other | 21,714 | 3,137 | 5,824 | 592 | 273 |
| **Total other operating expenses** | **163,885** | **145,715** | **257,449** | **12** | **(36)** |

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# Results from associates and joint businesses

The result for associates and joint ventures includes the recognition of the incorporation of Galicia Más Holdings. This result arises from the valuation at fair value in accordance with the provisions of IFRS 3 "Business Combinations" vs. the value paid by the company.

Additionally, it includes the results corresponding to 1 month of Galicia Más Holdings.

# Income tax

The income tax charge was Ps.76,109 million, Ps.92,220 million lower than in the fourth quarter of 2023, mainly, as a consequence of a lower operating result.

# Other comprehensive income

In the fourth quarter of 2024, Galicia recorded a gain of Ps.13,958 million in other comprehensive income (OCI), mainly from Treasury Bills (LECAP).

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# Selected financial information

**Balance Sheet**

In millions of pesos, except otherwise noted

| | 2024 | | 2023 | Variation (%) | |
|---|---|---|---|---|---|
| | 4Q | 3Q | 4Q | vs.3Q24 | vs.4Q23 |
| Assets | | | | | |
| Cash and due from banks | 5.284.749 | 6.431.078 | 4.188.668 | (18) | 26 |
| Debt securities | 973.136 | 937.023 | 1.007.305 | 4 | (3) |
| Net loans and other financing | 9.090.278 | 6.750.166 | 4.875.993 | 35 | 86 |
| Other financial assets | 4.362.375 | 5.550.740 | 7.476.249 | (21) | (42) |
| Equity investments in subsidiaries, associates and joint businesses | 949.363 | 7.431 | 12.395 | n.m | n.m |
| Property, bank premises, equipment | 698.228 | 720.090 | 698.485 | (3) | — |
| Intangible assets | 229.097 | 224.710 | 223.992 | 2 | 2 |
| Other assets | 105.059 | 83.439 | 403.567 | 26 | (74) |
| Assets available for sale | 21 | 21 | 163 | — | (87) |
| **Total assets** | **21.692.306** | **20.704.698** | **18.886.817** | **5** | **15** |
| **Liabilities** | | | | | |
| Deposits | 14.268.420 | 14.252.166 | 12.074.935 | — | 18 |
| Financing from financial entities | 82.380 | 56.105 | 94.765 | 47 | (13) |
| Other financial liabilities | 1.285.706 | 1.652.700 | 1.649.852 | (22) | (22) |
| Negotiable obligations | 683.302 | 107.963 | 33.833 | 533 | n.m |
| Subordinated negotiable obligations | 266.114 | 264.836 | 452.485 | — | (41) |
| Other liabilities | 700.454 | 506.368 | 979.205 | 38 | (28) |
| **Total liabilities** | **17.286.376** | **16.840.138** | **15.285.075** | **3** | **13** |
| **Shareholders' equity** | **4.405.930** | **3.864.560** | **3.601.742** | **14** | **22** |
| **Foreign currency assets and liabilities** | | | | | |
| Assets | 7.634.195 | 7.696.647 | 6.005.406 | (1) | 27 |
| Liabilities | 7.621.971 | 7.399.486 | 4.872.766 | 3 | 56 |
| Net forward purchases/(sales) of foreign currency [1] | (118.776) | (128.311) | 180.114 | (7) | (166) |
| **Net global position in foreign currency** | **(106.552)** | **168.850** | **1.312.754** | **(163)** | **(108)** |

(1) Recorded off-balance sheet.

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# Level of activity

## Financing

As of December 31, 2024, financing to the private sector reached Ps.10,543,892 million, registering a 76% increase compared to the same period of the previous year. This increase was mainly due to higher loans in foreign currency for Ps.2,047,978 million (580%) and higher loans in pesos for Ps.1,883,790 million (44%).

The market share of total loans to the private sector as of December 31, 2024, reached 12.82%, which represented an increase of 189 bp compared to the fourth quarter of 2023.

**Financing to the Private Sector**[(1)]

| In millions of pesos, except otherwise noted | 2024 | | 2023 | Variation (%) | |
|---|---|---|---|---|---|
| | 4Q | 3Q | 4Q | vs.3Q24 | vs.4Q23 |
| **In pesos** | **7,491,763** | **6,205,905** | **4,799,763** | **21** | **56** |
| Loans | 6,125,579 | 5,154,408 | 4,241,789 | 19 | 44 |
| UVA-adjusted loans | 613,310 | 422,748 | 301,679 | 45 | 103 |
| Financial leases | 23,722 | 17,287 | 12,940 | 37 | 83 |
| Other financing[(2)] | 729,152 | 611,462 | 243,355 | 19 | 200 |
| **In foreign currency** | **3,052,129** | **1,777,485** | **1,188,272** | **72** | **157** |
| Loans | 2,401,101 | 1,229,183 | 353,123 | 95 | 580 |
| Financial leases | 1,941 | 1,282 | 1,106 | 51 | 75 |
| Other financing[(2)] | 649,087 | 547,020 | 834,043 | 19 | (22) |
| **Total financing to the private sector** | **10,543,892** | **7,983,390** | **5,988,035** | **32** | **76** |

(1) Includes IFRS adjustments.
(2) Includes certain off-balance sheet accounts related to guarantees granted.

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As of December 31, 2024, the loan portfolio and other financing net of provisions reached Ps.9,090,278 million, registering a 86% increase compared to the fourth quarter of the previous year.

The main increases were in:
- promissory notes for Ps.1,843,863 million (119%),
- personal loans for Ps.631,105 million (159%), and
- credit cards for Ps.583,133 million (31%).

**Breakdown of loans and other financing**

| In millions of pesos, except otherwise noted | 2024 | | 2023 | Variation (%) | |
|---|---|---|---|---|---|
| | 4Q | 3Q | 4Q | vs.3Q24 | vs.4Q23 |
| **Financial entities** | **146,975** | **84,160** | **59,534** | **75** | **147** |
| Loans | 146,975 | 84,160 | 59,447 | 75 | 147 |
| Other financing | — | — | 89 | N/A | (100) |
| **Non-financial private sector and residents abroad** | **9,256,813** | **6,896,025** | **4,995,905** | **34** | **85** |
| Loans | 8,993,015 | 6,722,179 | 4,837,144 | 34 | 86 |
| Overdrafts | 422,033 | 488,399 | 379,172 | (14) | 11 |
| Promissory notes | 3,393,900 | 2,501,842 | 1,550,037 | 36 | 119 |
| Mortgage loans | 316,901 | 126,815 | 82,567 | 150 | 284 |
| Pledge loans | 259,543 | 166,645 | 98,194 | 56 | 164 |
| Personal loans | 1,028,720 | 792,388 | 397,615 | 30 | 159 |
| Credit-card loans | 2,484,760 | 2,045,763 | 1,901,627 | 21 | 31 |
| Pre-financing and financing of exports | 426,428 | 152,211 | 70,971 | 180 | 501 |
| Other Loans | 336,115 | 125,376 | 35,019 | 168 | 860 |
| Accrued interest, adjustments and foreign currency quotation differences receivable | 348,537 | 344,564 | 351,224 | 1 | (1) |
| Documented interest | (23,922) | (21,824) | (29,282) | 10 | (18) |
| Financial leases | 25,663 | 18,569 | 14,046 | 38 | 83 |
| Other financing | 238,135 | 155,277 | 144,715 | 53 | 65 |
| **Non-financial public sector** | **739** | **2,621** | **1,004** | **(72)** | **(26)** |
| **Total loans and other financing** | **9,404,527** | **6,982,806** | **5,056,443** | **35** | **86** |
| **Allowances** | **(314,249)** | **(232,640)** | **(180,450)** | **35** | **74** |
| Loans | (308,259) | (228,101) | (177,723) | 35 | 73 |
| Financial leases | (847) | (383) | (292) | 121 | 190 |
| Other financing | (5,143) | (4,156) | (2,435) | 24 | 111 |
| **Net loans and other financing** | **9,090,278** | **6,750,166** | **4,875,993** | **35** | **86** |

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## Exposure to the Argentine public sector

| Net Exposure to the Argentine Public Sector[1] | | | | | |
|---|---|---|---|---|---|
| In millions of pesos, except otherwise noted | | 2024 | 2023 | Variation (%) | |
| | 4Q | 3Q | 4Q | vs.3Q24 | vs.4Q23 |
| **Government securities' net Position** | **4,676,977** | **5,041,059** | **5,484,782** | **(7)** | **(15)** |
| **Measured at fair value** | **1,159,976** | **956,054** | **917,928** | **21** | **26** |
| In pesos | 502,122 | 798,512 | (12,143) | (37) | n.m |
| Adjusted by CER | 574,429 | 98,126 | 194,121 | 485 | 196 |
| In foreign currency | 54,991 | 44,490 | 39,454 | 24 | 39 |
| Bono Dual | 28,434 | 14,926 | 696,496 | 90 | (96) |
| **Measured at amortized cost** | **2,187,417** | **2,729,932** | **4,566,854** | **(20)** | **(52)** |
| In pesos | 244,562 | 317,153 | 1,251,878 | (23) | (80) |
| Adjusted by CER | 1,653,280 | 2,081,255 | 2,332,936 | (21) | (29) |
| In foreign currency | 289,575 | 295,901 | 140,822 | (2) | 106 |
| Leliq | — | — | 210,191 | N/A | (100) |
| Lediv | — | 35,623 | 631,027 | (100) | (100) |
| **Measured at fair value through OCI** | **1,329,584** | **1,355,073** | **—** | **(2)** | **N/A** |
| In pesos | 1,225,584 | 1,355,073 | — | (10) | N/A |
| Adjusted by CER | 104,000 | — | — | — | N/A |
| **Other receivables resulting from financial brokerage** | **739** | **2,621** | **2,319,481** | **(72)** | **(100)** |
| Repurchase agreement transactions -Argentine Central Bank | — | — | 2,318,168 | — | (100) |
| Loans and other financing | 739 | 2,621 | 1,093 | (72) | (32) |
| Trust certificates of participation and securities | — | — | 220 | N/A | (100) |
| **Total exposure to the public sector** | **4,677,716** | **5,043,680** | **7,804,263** | **(7)** | **(40)** |

(1) Excludes deposits with the Argentine Central Bank, which constitutes one of the items by which the Bank complies with minimum cash requirements.

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

As of December 31, 2024, net exposure to the public sector reached Ps.4,677,716 million, registering a decrease of 40% in the last twelve months, as a result of a decrease in repurchase agreement transactions for Ps.2,318,168 million and in government securities in pesos at amortized cost for Ps.1,007,316 million, offset by an increase of government securities in pesos at fair value through OCI for Ps.1,225,584 million.

The net exposure to the public sector represents a 22% of the total asset, while in the fourth quarter of 2023 said exposure represented a 41% of total asset.

If the securities had been valued at fair value instead of at amortized cost, this would generate a decrease in said securities of Ps.226,482 million.

## Funding and liabilities

Deposits amounted to Ps.14,268,420 million as of December 31, 2024, registering a 18% increase compared to the fourth quarter of the previous year. This increase was the result of a higher volume of saving accounts in foreign ciurrency for Ps.2,253,742 million (89%) and in time deposits in pesos for Ps.1,364,916 million (66%), offset by lower volume of other deposits in pesos for Ps.1,807,929 million (59%).

**Deposits**

| In millions of pesos, except otherwise noted | 2024 | | 2023 | Variation (%) | |
|---|---|---|---|---|---|
| | 4Q | 3Q | 4Q | vs.3Q24 | vs.4Q23 |
| **In pesos** | **7,721,350** | **7,405,832** | **8,123,275** | **4** | **(5)** |
| Current accounts | 1,477,822 | 1,232,593 | 1,465,303 | 20 | 1 |
| Saving accounts | 1,243,506 | 1,022,035 | 1,071,718 | 22 | 16 |
| Time deposits | 3,448,369 | 3,002,452 | 2,083,453 | 15 | 66 |
| UVA-adjusted time deposits | 70,117 | 100,888 | 108,632 | (31) | (35) |
| Other | 1,269,421 | 1,844,075 | 3,077,350 | (31) | (59) |
| Interests and adjustments | 212,115 | 203,789 | 316,819 | 4 | (33) |
| **In foreign currency** | **6,547,070** | **6,846,334** | **3,951,660** | **(4)** | **66** |
| Saving accounts | 4,785,591 | 5,190,928 | 2,531,849 | (8) | 89 |
| Time deposits | 475,607 | 487,847 | 402,901 | (3) | 18 |
| Other | 1,284,809 | 1,166,177 | 1,016,024 | 10 | 26 |
| Interests and adjustments | 1,063 | 1,382 | 886 | (23) | 20 |
| **Total deposits** | **14,268,420** | **14,252,166** | **12,074,935** | **—** | **18** |

32

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

Total deposit accounts as of December 31, 2024, reached 8.1 million, with an increase of 9% compared to the same date of the previous year.

The market share of private sector deposits reached 13.79% as of December 31, 2024, registering an increase of 396 bp compared to the fourth quarter of 2023.

# Financial Liabilities

| Financial Liabilities | | | | | |
|---|---|---|---|---|---|
| In millions of pesos, except otherwise noted | 2024 | | 2023 | Variation (%) | |
| | 4Q | 3Q | 4Q | vs.3Q24 | vs.4Q23 |
| Financial entities | 82,380 | 56,105 | 94,764 | 47 | (13) |
| Financing from credit-card purchases | 629,988 | 507,773 | 512,461 | 24 | 23 |
| Negotiable obligations | 683,302 | 107,963 | 33,834 | 533 | n.m. |
| Subordinated negotiable obligations | 266,114 | 264,836 | 452,485 | — | (41) |
| Creditors from purchases of foreign currency | 37,998 | 6,315 | 79,425 | 502 | (52) |
| Collections on account of third parties | 248,661 | 232,221 | 285,251 | 7 | (13) |
| Other financial liabilities | 369,059 | 906,390 | 772,714 | (59) | (52) |
| **Total financial liabilities** | **2,317,502** | **2,081,603** | **2,230,934** | **11** | **4** |

Financial liabilities amounted to Ps.2,317,502 million, registering an increase of Ps.86,568 million (4%) compared to the Ps.2,230,934 million registered in the fourth quarter of 2023.

The variation was mainly due to an increase in negotiables obligations for Ps.649,468 million, offset by a decrease in other financial liabilities for Ps.403,655 million (52%).

On October 10, 2024, Banco Galicia issued Class XVI of Notes for a nominal value of US$325 million at an annual nominal rate of 7.75% and maturing on October 10, 2028. On November 4, 2024, Banco Galicia issued Class XVII of Notes for a nominal value of US$83.5 million at an annual nominal rate of 2% and maturing on April 30, 2025.

On December 4, 2024, Banco Galicia issued Classes XVIII and XIX of Notes. Class XVIII was for a nominal value of Ps.23,496 million at an effective monthly rate of 3% and maturing on April 30, 2025. Class XIX was for a nominal value of US$97.7 million at an annual nominal rate of 4.25% and maturing on June 4, 2025. Finally, on December 27, 2024, Banco Galicia issued Class XX of Negotiable Bonds for a nominal value of Ps.35,089 million at a TAMAR rate +2.7% and maturing on December 27, 2025.

33

Grupo Galicia Galicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima Liquidity Percentages, except otherwise noted 2024 2024 2023 Variation (%) 4Q 3Q 4Q vs.3Q24 vs.4Q23 Cash and due from banks 5,284,749 6,431,078 4,188,668 (18) 26 Government securities 236,013 437,971 1,408,983 (46) (83) Call-money 40,606 46,195 10,392 (12) 291 Overnight placements in correspondent banks 363,685 89,947 36,186 304 905 Repurchase agreement transactions (35,425) (24,891) 2,314,237 42 (102) Escrow accounts 266,554 216,695 207,071 23 29 Other financial assets 197,023 709,195 3,870 (72) n.m. Total liquid assets 6,353,205 7,906,190 8,169,407 (20) (22) Liquidity ratios (%) Variation (bp) Liquid assets as a percentage of transactional deposits 63.60 76.36 96.92 (1,276) (3,332) Liquid assets as a percentage of total deposits 44.53 55.47 67.66 (1,094) (2,313) As of December 31, 2024, the Bank’s liquid assets represented 63.60% of the Bank’s transactional deposits and 44.53% of its total deposits, compared to 96.92% and 67.66%, respectively, as of December 31, 2023. 34 Liquidity

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Asset quality

The non-accrual financing portfolio (that includes certain items of other financial assets and guarantees granted) amounted to Ps.194,570 million as of December 31, 2024, representing 1.85% of private-sector financing, recording a 49 bp decrease as compared to the 2.34% recorded in the same quarter of 2023.

Considering the provisions on unused balances of credit cards and overdrafts, the Bank's coverage of the non-accrual portfolio with total allowances for loan losses reached 186.25%, compared to 141.60% of a year before.

| Financing Portfolio Quality | | | | | |
|---|---|---|---|---|---|
| In millions of pesos, except otherwise noted | | 2024 | 2023 | Variation (%) | |
| | 4Q | 3Q | 4Q | vs.3Q24 | vs.4Q23 |
| **Non-accrual Financings** | **194,570** | **147,040** | **140,042** | **32** | **39** |
| With preferred guarantees | 12,760 | 5,426 | 6,513 | 135 | 96 |
| With other guarantees | 7,856 | 5,152 | 2,715 | 52 | 189 |
| Without guarantees | 173,954 | 136,462 | 130,814 | 27 | 33 |
| **Allowance for loan losses** | **362,388** | **271,139** | **198,296** | **34** | **83** |
| **Relevant ratios (%)** | | | | **Variation (bp)** | |
| NPL Ratio | 1.85 | 1.84 | 2.34 | 1 | (49) |
| Allowance for loan losses to loans to the private sector | 3.44 | 3.40 | 3.31 | 4 | 13 |
| Coverage | 186.25 | 184.40 | 141.60 | 185 | 4,465 |
| Non-accrual loans with guarantees to non-accrual financing | 10.60 | 7.19 | 6.59 | 341 | 401 |
| Cost of risk | 6.48 | 6.49 | 5.24 | (1) | 124 |

35

Grupo Galicia Galicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 4Q 3Q 4Q vs.3Q24 vs.4Q23 Allowance for loan losses At the beginning of the quarter 271,139 209,305 221,681 30 22 Changes in the allowance for loan losses Provisions charged to income 149,415 117,524 82,835 27 80 Charge offs (35,155) (29,904) (16,781) 18 109 Inflation effect (23,011) (25,786) (89,439) (11) (74) Allowance for loan losses at the end of the quarter 362,388 271,139 198,296 34 83 Charge to the income statement Provisions charged to income (149,415) (117,523) (82,832) 27 80 Direct charge offs (847) (586) (596) 45 42 Bad debts recovered 2,903 3,042 5,563 (5) (48) Net charge to the income statement (147,359) (115,067) (77,865) 28 89 During the quarter, Ps.35,155 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.847 million were made. 36

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Capitalization

The minimum capital requirement and the corresponding computable capital are presented below. Balances are disclosed in accordance with the applicable regulation in force and in currency of each period.

**Regulatory Capital**

| In millions of pesos, except otherwise noted | 2024 | | 2023 | Variation (%) | |
|---|---|---|---|---|---|
| | 4Q | 3Q | 4Q | vs.3Q24 | vs.4Q23 |
| **Minimum capital requirement (A)** | **1,282,067** | **1,001,482** | **454,011** | **28** | **182** |
| Allocated to credit risk | 878,871 | 666,169 | 288,667 | 32 | 204 |
| Allocated to market risk | 38,581 | 21,051 | 52,838 | 83 | (27) |
| Allocated to operational risk | 364,615 | 314,262 | 112,506 | 16 | 224 |
| **Computable capital (B)** | **2,903,779** | **3,240,768** | **1,376,284** | **(10)** | **111** |
| Tier I | 2,852,154 | 3,192,222 | 1,295,436 | (11) | 120 |
| Tier II | 51,625 | 48,546 | 80,848 | 6 | (36) |
| **Excess over required capital (B) (A)** | **1,621,712** | **2,239,286** | **922,273** | **(28)** | **76** |
| **Risk weighted assets** | **15,703,410** | **12,275,986** | **5,561,837** | **28** | **182** |
| **Ratios (%)** | | | | | **Variation (bp)** |
| Total capital ratio | 18.49 | 26.40 | 24.75 | (791) | (626) |
| Tier I capital ratio | 18.16 | 26.00 | 23.29 | (784) | (513) |

As of December 31, 2024, the computable capital was Ps.2,903,779 million and the minimum capital requirement was Ps.1,282,067 million, which represented an excess of Ps.1,621,712 million (126%). This excess was Ps.922,273 million (203%) as of the same date in 2023.

The capital requirement increased Ps.828,056 million and the computable capital increased Ps.1,527,495 million, compared to the fourth quarter of 2023. The total capital ratio was 18.49%, registering a decrease of 626 bp compared to the fourth quarter of 2023 and a decrease of 791 bp with respect to the third quarter of 2024. This decrease was mainly due to the deduction of the participation in Galicia Más. This same ratio, consolidated in accordance with the rules established by the BCRA, amounts to 21.61%%.

37

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Consolidated Result for the year

| Income Consolidated Statement | | | |
|---|---|---|---|
| In millions of pesos, except otherwise noted | 2024 | 2023 | Variación |
| | 12M | 12M | % |
| Net interest income | 4,093,999 | 3,514,836 | 16 |
| Net fee income | 625,597 | 634,364 | (1) |
| Net results from financial instruments | 800,463 | 352,328 | 127 |
| Gold and foreign currency quotation differences | 141,259 | 1,159,859 | (88) |
| Other operating income | 206,249 | 270,224 | (24) |
| Loan-loss provisions | (499,461) | (266,287) | 88 |
| **Net operating income** | **5,368,106** | **5,665,324** | **(5)** |
| Personnel expenses | (821,124) | (547,795) | 50 |
| Administrative expenses | (524,472) | (445,472) | 18 |
| Depreciations and devaluations of assets | (156,692) | (152,802) | 3 |
| Other operating expenses | (844,664) | (893,683) | (5) |
| **Operating income** | **3,021,154** | **3,625,572** | **(17)** |
| Results from the net monetary position | (1,980,931) | (2,668,113) | (26) |
| Results from associates and joint businesses | 667,453 | (1,971) | n.m |
| Income tax | (452,652) | (339,711) | 33 |
| **Net Income** | **1,255,024** | **615,777** | **104** |
| Net income attributable to Galicia | 1,326,626 | 615,777 | 115 |
| Net income attributable to Non-controlling Interests | (71,601) | — | N/A |
| Other comprenhensive income | 32,481 | 31 | n.m |
| **Total comprenhensive income** | **1,287,505** | **615,808** | **109** |
| Total comprehensive income attributable to Galicia | 1,359,485 | 615,808 | 121 |
| Total comprehensive income attributable to Non-controlling interests | (71,980) | — | N/A |

38

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Consolidated Result for the quarter

| Income Consolidated Statement | | | | | |
|---|---|---|---|---|---|
| In millions of pesos, except otherwise noted | | 2024 | 2023 | | Variación (%) |
| | 4Q | 3Q | 4Q | vs.3Q24 | vs.4Q23 |
| Net interest income | 582,507 | 590,851 | 1,196,800 | (1) | (51) |
| Net fee income | 187,435 | 153,838 | 161,991 | 22 | 16 |
| Net results from financial instruments | 228,426 | 179,404 | (144,312) | 27 | (258) |
| Gold and foreign currency quotation differences | 22,159 | 31,683 | 750,295 | (30) | (97) |
| Other operating income | 62,287 | 43,912 | 69,667 | 42 | (11) |
| Loan-loss provisions | (214,374) | (118,109) | (83,426) | 82 | 157 |
| **Net operating income** | **868,440** | **881,579** | **1,951,015** | **(1)** | **(55)** |
| Personnel expenses | (437,939) | (109,326) | (195,120) | 301 | 124 |
| Administrative expenses | (159,257) | (123,450) | (125,761) | 29 | 27 |
| Depreciations and devaluations of assets | (59,767) | (32,712) | (39,921) | 83 | 50 |
| Other operating expenses | (196,783) | (145,715) | (257,450) | 35 | (24) |
| **Operating income** | **14,694** | **470,376** | **1,332,763** | **(97)** | **(99)** |
| Results from the net monetary position | (244,171) | (326,861) | (1,036,040) | (25) | (76) |
| Results from associates and joint businesses | 672,588 | (1,267) | (84) | n.m | n.m |
| Income tax | 12,699 | (51,877) | (168,329) | (124) | n.m |
| **Net Income** | **455,810** | **90,371** | **128,310** | **404** | **255** |
| Net income attributable to Galicia | 527,412 | 90,371 | 128,310 | 484 | 311 |
| Net income attributable to Non-controlling Interests | (71,601) | — | — | N/A | N/A |
| Other comprenhensive income | 13,580 | 17,894 | (15) | (24) | (90,633) |
| **Total comprenhensive income** | **469,390** | **108,265** | **128,294** | **334** | **266** |
| Total comprehensive income attributable to Galicia | 541,370 | 108,265 | 128,294 | 400 | 322 |
| Total comprehensive income attributable to Non-controlling interests | (71,980) | — | — | N/A | N/A |

39

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Consolidated Selected Financial Information

**Balance Sheet**

In millions of pesos, except otherwise noted

| | 2024 | | 2023 | Variación (%) | |
|---|---|---|---|---|---|
| | 4Q | 3Q | 4Q | vs.3Q24 | vs.4Q23 |
| **Assets** | | | | | |
| Cash and due from banks | 6,394,900 | 6,431,078 | 4,188,668 | (1) | 53 |
| Debt securities | 1,369,946 | 937,023 | 1,007,305 | 46 | 36 |
| Net loans and other financing | 11,053,195 | 6,750,166 | 4,875,993 | 64 | 127 |
| Other financial assets | 6,528,764 | 5,550,740 | 7,476,249 | 18 | (13) |
| Equity investments in subsidiaries, associates and joint businesses | 10,098 | 7,431 | 12,395 | 36 | (19) |
| Property, bank premises, equipment | 917,501 | 720,090 | 698,485 | 27 | 31 |
| Intangible assets | 265,096 | 224,710 | 223,992 | 18 | 18 |
| Other assets | 514,795 | 83,439 | 403,567 | 517 | 28 |
| Assets available for sale | 14,526 | 21 | 163 | n.m | n.m |
| **Total assets** | **27,068,821** | **20,704,698** | **18,886,817** | **31** | **43** |
| **Liabilities** | | | | | |
| Deposits | 17,376,584 | 14,252,166 | 12,074,935 | 22 | 44 |
| Financing from financial entities | 82,392 | 56,105 | 94,765 | 47 | (13) |
| Other financial liabilities | 1,788,299 | 1,652,700 | 1,649,852 | 8 | 8 |
| Negotiable obligations | 682,594 | 107,963 | 33,833 | 532 | n.m |
| Subordinated negotiable obligations | 361,433 | 264,836 | 452,485 | 36 | (20) |
| Other liabilities | 1,674,763 | 506,368 | 979,205 | 231 | 71 |
| **Total liabilities** | **21,966,065** | **16,840,138** | **15,285,075** | **30** | **44** |
| **Shareholders' equity** | **5,102,756** | **3,864,560** | **3,601,742** | **32** | **42** |
| Shareholders' equity attributable to Galicia | 4,405,930 | 3,864,560 | 3,601,742 | 14 | 22 |
| Shareholders' equity attributable to Non-controlling Interests | 696,826 | — | — | N/A | N/A |
| **Foreign currency assets and liabilities** | | | | | |
| Assets | 9,410,939 | 7,696,647 | 6,005,406 | 22 | 57 |
| Liabilities | 9,373,719 | 7,399,486 | 4,872,766 | 27 | 92 |
| Net forward purchases/(sales) of foreign currency (1) | (118,776) | (128,311) | 180,114 | (7) | (166) |
| **Net global position in foreign currency** | **(81,556)** | **168,850** | **1,312,754** | **(148)** | **(106)** |

(1) Contabilizados en partidas fuera de balance.

40

Grupo Galicia Financial Report Galicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima Naranja X is the fintech entity of Grupo Galicia that assists clients to promote the use of money. Naranja X creates technological solutions for the personal and business financials of millions of Argentines. Naranja X’s biggest challenge is being easily accessible to customers and providing them with simple tools to help them grow, improve their quality of life and access a world of possibilities.

Grupo Galicia Naranja XGalicia Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima Ps.227,914 million Net income for the year attributable to Naranja X +662% vs. 12M 2023 ROE 33.13% +2,799 bp vs. 12M 2023 Efficiency ratio 39.13% -2,877 bp vs. 12M 2023 2,693 Employees 10,105 Credit cards In thousands 116 Branches and other points of sale 42 Ps.23,329 million Results for the quarter attributable to Naranja X -30% vs. 4Q 2023 ROE 11.98% -1,043 bp vs. 4Q 2023 Efficiency ratio 37.13% -1,575 bp vs. 4Q 2023 Highlights 6,991 Deposit accounts In thousands Ps.944 Average balance of deposits 4Q24 In billions 2.50% Market share: Saving accounts 4.60% Market share: Personal Loans 82% Digital clients

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Results for the fiscal year

Naranja X registered a net result attributable to the company for the fiscal year 2024 of Ps.227,914 million, Ps.198022 million (662%) higher than the result recorded in the previous year mainly as a consequence of a higher operating result for Ps.135447 million (25%) and a lower result from the net monetary position of Ps.125,544million (26%).

The net result for the year represented, on an annualized basis, an ROA of 6.74 and an ROE of 33.13, while in 2023 they represented 1.06 and 5.14, respectively.

Net operating income for the year amounted to Ps.1,343,439 million, which meant an increase of 18% compared to 2023, mainly as a result of a higher net interest result (73%): higher portfolio interest, accompanied by a decrease in financial costs. This increase was offset by a higher charge for bad debts 152%): due to portfolio growth.

| Income Statement | | | |
|---|---|---|---|
| In millions of pesos, except otherwise noted | 2024 | 2023 | Variation |
| | 12M | 12M | % |
| Net interest income | 980,724 | 567,512 | 73 |
| Net fee income | 465,648 | 405,580 | 15 |
| Net results from financial instruments | 134,826 | 210,342 | (36) |
| Gold and foreign currency quotation differences | 3,011 | 10,744 | (72) |
| Other operating income | 111,938 | 85,486 | 31 |
| Loan loss provisions | (352,708) | (140,205) | 152 |
| **Net operating income** | **1,343,439** | **1,139,459** | **18** |
| Personnel expenses | (171,347) | (169,148) | 1 |
| Administrative expenses | (196,258) | (167,090) | 17 |
| Depreciations and devaluations of assets | (29,317) | (26,519) | 11 |
| Other operating expenses | (264,261) | (229,893) | 15 |
| **Operating income** | **682,256** | **546,809** | **25** |
| Results from the net monetary position | (364,590) | (490,134) | (26) |
| Income tax | (89,779) | (26,783) | 235 |
| **Net income** | **227,887** | **29,892** | **662** |
| Net Income Attributable to Non-controlling Interests | (27) | — | N/A |
| Net Income Attributable to Naranja X | 227,914 | 29,892 | 662 |
| Other comprehensive income | (434) | 1,030 | (142) |
| **Total comprehensive income** | **227,453** | **30,922** | **636** |
| Total comprehensive income to Non-controlling Interests | 2 | — | N/A |
| Total comprehensive income to Naranja X | 227,451 | 30,922 | 636 |

43

Grupo Galicia Naranja XGalicia Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima 44 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 6.74% 1.06% 2024 2023 33.13% 5.14% 2024 2023 35.69% 30.05% 2024 2023 39.13% 67.90% 2024 2023

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Results for the quarter

In the fourth quarter, Naranja X recorded a net result attributable to the company of Ps.23,329 million in profit, Ps.10,145 million lower than the result recorded in the same period of the previous year. This is due to a decrease in the operating result, recording Ps.86,497 million, 61% lower than the Ps.223,603 million of the same quarter of 2023.

Net operating income decreased by Ps.124,029 million (32%), mainly as a result of a decrease in net results from financial instruments for Ps.94,583 million (63%) and a higher loss for loans loss provisions for Ps.105,873 million (209%), offset by an increase in net interest income for Ps.45,866 million (29%) and higher net fee income for Ps.31,303 million (30%).

The result for the quarter represented, on an annualized basis, an ROA of 2.10% and an ROE of 11.98%, while in the fourth quarter of 2023 they represented 4.65% and 22.41%, respectively.

| Income Statement | | | | | |
|---|---|---|---|---|---|
| In millions of pesos, except otherwise noted | 2024 | | 2023 | Variation (%) | |
| | 4Q | 3Q | 4Q | vs.3Q24 | vs.4Q23 |
| Net interest income | 202,057 | 221,107 | 156,191 | (9) | 29 |
| Net fee income | 136,593 | 128,379 | 105,290 | 6 | 30 |
| Net results from financial instruments | 54,459 | 26,192 | 149,042 | 108 | (63) |
| Gold and foreign currency quotation differences | (3,558) | 1,422 | 12,290 | (350) | (129) |
| Other operating income | 35,927 | 25,160 | 20,821 | 43 | 73 |
| Loan loss provisions | (156,461) | (62,896) | (50,588) | 149 | 209 |
| **Net operating income** | **269,017** | **339,364** | **393,046** | **(21)** | **(32)** |
| Personnel expenses | (47,197) | (40,706) | (50,479) | 16 | (7) |
| Administrative expenses | (51,150) | (51,229) | (45,911) | — | 11 |
| Depreciations and devaluations of assets | (8,517) | (6,395) | (7,218) | 33 | 18 |
| Other operating expenses | (75,656) | (63,359) | (65,835) | 19 | 15 |
| **Operating income** | **86,497** | **177,675** | **223,603** | **(51)** | **(61)** |
| Results from the net monetary position | (47,291) | (66,462) | (178,027) | (29) | (73) |
| Income tax | (15,904) | (36,955) | (12,102) | (57) | 31 |
| **Net income** | **23,302** | **74,258** | **33,474** | **(69)** | **(30)** |
| Net Income Attributable to Non-controlling Interests | (27) | — | — | N/A | N/A |
| Net Income Attributable to Naranja X | 23,329 | 74,258 | 33,474 | (69) | (30) |
| Other comprehensive income | 366 | 203 | 913 | 80 | (60) |
| **Total comprehensive income** | **23,668** | **74,461** | **34,387** | **(68)** | **(31)** |
| Total comprehensive income to Non-controlling Interests | 2 | — | — | N/A | N/A |
| Total comprehensive income to Naranja X | 23,666 | 74,461 | 34,387 | (68) | (31) |

45

Grupo Galicia Naranja XGalicia Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima 46 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 2.10% 8.36% 4.65% 4Q 2024 3Q 2024 4Q 2023 11.98% 40.71% 22.41% 4Q 2024 3Q 2024 4Q 2023 24.68% 29.34% 51.52% 4Q 2024 3Q 2024 4Q 2023 37.13% 37.69% 52.88% 4Q 2024 3Q 2024 4Q 2023

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Selected financial information

| Balance Sheet | | | | | |
|---|---|---|---|---|---|
| In millions of pesos, except otherwise noted | | 2024 | 2023 | | Variation (%) |
| | 4Q | 3Q | 4Q | vs.3Q24 | vs.4Q23 |
| **Assets** | | | | | |
| Cash and due from banks | 66,070 | 56,235 | 42,464 | 17 | 56 |
| Debt securities | — | 99,569 | 137,984 | (100) | (100) |
| Net loans and other financing | 3,506,908 | 2,916,260 | 2,008,131 | 20 | 75 |
| Other financial assets | 1,329,338 | 588,973 | 585,778 | 126 | 127 |
| Property, bank premises, equipment | 69,006 | 70,070 | 70,980 | (2) | (3) |
| Intangible assets | 17,735 | 17,084 | 19,124 | 4 | (7) |
| Other non-financial assets | 98,572 | 61,411 | 79,462 | 61 | 24 |
| **Total assets** | **5,087,629** | **3,809,602** | **2,943,923** | **34** | **73** |
| **Liabilities** | | | | | |
| Deposits | 1,418,238 | 708,692 | 447,707 | 100 | 217 |
| Financing from financial entities | 454,186 | 384,097 | 330,221 | 18 | 38 |
| Other financial liabilities | 1,964,191 | 1,697,909 | 1,209,126 | 16 | 62 |
| Negotiable obligations | 252,900 | 105,758 | 194,239 | 139 | 30 |
| Other non-financial liabilities | 212,130 | 151,836 | 162,016 | 40 | 31 |
| **Total liabilities** | **4,301,645** | **3,048,292** | **2,343,309** | **41** | **84** |
| **Shareholders' equity** | **785,984** | **761,310** | **600,614** | **3** | **31** |
| Shareholders' equity attributable to Non-controlling | 1,007 | — | — | N/A | N/A |
| Shareholders' equity attributable to Naranja X | 784,977 | 761,310 | 600,614 | 3 | 31 |

## Negotiable Obligation

On November 26, 2024, Naranja X issued the Class LXIII Negotiable Obligation for a nominal value of US$179 million with maturity on November 28, 2025 and at an annual rate of 6.25%.

47

Grupo Galicia Naranja XGalicia Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima Loan Portfolio Quality Percentages, except otherwise noted 2024 2024 2023 Variation (%) 4Q 3Q 4Q vs.3Q24 vs.4Q23 Non-accrual loans 187,556 140,689 54,816 33 242 Allowances for loan losses and provisions 256,175 182,604 92,767 40 176 Ratios (%) Variation (bp) NPL Ratio 5.15 4.98 2.74 17 241 Allowance for loan losses to loans to the private sector 7.03 6.46 4.64 57 239 Coverage 136.59 140.21 169.23 (362) (3,264) Cost of risk 17.99 9.56 9.89 843 810 Taking into consideration the provisions for unused credit-card balances, the coverage ratio as of December 31, 2024, amounted to 136.59%, compared to 169.23% on the same date of the previous year. 48 Assets quality

Grupo Galicia Naranja XGalicia Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 4Q 3Q 4Q vs.3Q24 vs.4Q23 Allowances for loan losses At the beginning of the quarter 182,604 149,283 87,965 22 108 Changes in the allowance for loan losses Provisions charged to income 153,869 60,361 48,081 155 220 Reversals of allowances for loan losses (685) (266) (6,944) 158 (90) Charge off (62,932) (9,060) (1,799) 595 n.m. Effect of inflation (16,681) (17,714) (34,536) (6) (52) Allowance for loan losses at the end of the quarter 256,175 182,604 92,767 40 176 Charge to the income statement Provisions charged to income (153,869) (60,361) (48,081) 155 220 Direct charge offs (2,592) (2,535) (2,507) 2 3 Bad debt recovered 3,464 1,525 1,664 127 108 Net charge to the income statement (152,997) (61,371) (48,924) 149 213 49

Grupo Galicia Galicia Seguros Financial Report Galicia Naranja X Galicia Más Relevant information ASG Regulatory changesFondos Fima Galicia Seguros’s commercial activity began in 1996 as a member of the Galicia Group. Provides insurance solutions for individuals, SMEs, large companies and the agricultural sector. Its commitment is reflected in a wide network of marketing channels that facilitate access to coverage adapted to the needs of each client.

Grupo Galicia Galicia SegurosGalicia Naranja X Galicia Más Relevant information ASG Regulatory changesFondos Fima Ps.(8,969) million Net income for the year attributable to Seguros -144% vs. 12M 2023 ROE (22.85)% -5,633 bp vs. 12M 2023 Combined Ratio 97.68% -404 bp vs. 12M 2023 697 3,038 Employees Polices In thousands 51 Clients In thousands Ps.4,181 million Net income for the quarter attributable to Seguros -53% vs. 4Q 2023 ROE 39.50% -1,854 bp vs. 4Q 2023 Combined Ratio 81.84% -3,450 bp vs. 4Q 2023 2,169 Highlights Sura As of the fourth quarter of 2023, Sudamericana Holding consolidates with Sura Argentina. Agencies 14

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Results for the fiscal year

| Income Statement | | | |
| --- | --- | --- | --- |
| In millions of pesos, except otherwise noted | 2024 | 2023 | Variation |
| | 12M | 12M | % |
| Earned premium | 360,343 | 199,299 | 81 |
| Incurred claims | (136,892) | (56,490) | 142 |
| Withdrawals | (293) | (431) | (32) |
| Life annuities | (127) | (170) | (25) |
| Acquisition and general expenses | (104,190) | (78,769) | 32 |
| Other income and expenses | (20,671) | (6,185) | 234 |
| **Underwriting income** | **98,170** | **57,254** | **71** |
| Interest income | 47,769 | 17,641 | 171 |
| Net results from financial instruments | 9,531 | (25,261) | (138) |
| Gold and foreign currency quotation differences | 6,089 | 118,555 | (95) |
| Other operating income | 11,253 | 19,401 | (42) |
| **Net operating income** | **172,812** | **187,590** | **(8)** |
| Personnel expenses | (47,192) | (37,917) | 24 |
| Administrative expenses | (32,177) | (19,971) | 61 |
| Depreciations and devaluations of assets | (10,445) | (2,783) | 275 |
| Other operating expenses | (110,683) | (75,788) | 46 |
| **Operating income** | **(27,685)** | **51,131** | **(154)** |
| Results from the net monetary position | 24,134 | (39,923) | (160) |
| Results from associates and joint businesses | — | 10,620 | (100) |
| Income tax | (5,510) | (1,640) | 236 |
| **Net income** | **(9,061)** | **20,188** | **(145)** |
| Net income attributable to Non-controlling Interests | (92) | (31) | 197 |
| Net income attributable to Galicia Seguros | (8,969) | 20,219 | (144) |
| Other comprehensive income | (84) | 399 | (121) |
| **Total comprehensive income** | **(9,145)** | **20,587** | **(144)** |
| Total comprehensive income to Non-controlling Interests | (92) | (31) | 197 |
| Total comprehensive income to Galicia Seguros | (9,053) | 20,618 | (144) |

52

Grupo Galicia Galicia SegurosGalicia Naranja X Galicia Más Relevant information ASG Regulatory changesFondos Fima 53 Profitability and efficiency Combined Ratio Efficiency Ratio ROA ROE (2.23)% 4.85% 2024 2023 (22.85)% 33.48% 2024 2023 97.68% 101.72% 2024 2023 64.42% 61.59% 2024 2023

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Results for the quarter

**Income Statement**

In millions of pesos, except otherwise noted

| | 2024 | | 2023 | Variation (%) | |
|---|---|---|---|---|---|
| | 4Q | 3Q | 4Q | vs.3Q24 | vs.4Q23 |
| Earned premium | 105,217 | 91,424 | 91,022 | 15 | 16 |
| Incurred claims | (28,032) | (33,236) | (37,239) | (16) | (25) |
| Withdrawals | (65) | (74) | (111) | (12) | (41) |
| Life annuities | (31) | (32) | (36) | (3) | (14) |
| Acquisition and general expenses | (27,908) | (27,321) | (30,220) | 2 | (8) |
| Other income and expenses | (5,933) | (7,084) | (5,000) | (16) | 19 |
| **Underwriting income** | **43,248** | **23,677** | **18,416** | **83** | **135** |
| Interest income | 9,946 | 8,760 | (10,466) | 14 | (195) |
| Net results from financial instruments | 2,066 | (2,573) | (21,072) | (180) | (110) |
| Gold and foreign currency quotation differences | (3,797) | 1,789 | 118,281 | (312) | (103) |
| Other operating income | 1,590 | 1,730 | 10,866 | (8) | (85) |
| **Net operating income** | **53,053** | **33,383** | **116,025** | **59** | **(54)** |
| Personnel expenses | (12,920) | (10,886) | (20,853) | 19 | (38) |
| Administrative expenses | (8,801) | (7,783) | (12,036) | 13 | (27) |
| Depreciations and devaluations of assets | (2,419) | (2,392) | (393) | 1 | 516 |
| Other operating expenses | (22,470) | (17,345) | (75,721) | 30 | (70) |
| **Operating income** | **6,443** | **(5,023)** | **7,022** | **(228)** | **(8)** |
| Results from the net monetary position | 1,558 | 1,956 | (19,421) | (20) | (108) |
| Income tax | (3,822) | 2,005 | 10,584 | (291) | (136) |
| **Net income** | **4,179** | **(1,062)** | **8,805** | **(494)** | **(53)** |
| Net Income Attributable to Parent Company's Owners | (2) | (30) | (31) | (93) | (94) |
| Net Income Attributable to Non-controlling Interests | 4,181 | (1,032) | 8,836 | (505) | (53) |
| Other comprehensive income | 21 | 6 | 396 | 250 | (95) |
| **Total comprehensive income** | **4,200** | **(1,056)** | **9,201** | **(498)** | **(54)** |
| Total comprehensive income Attributable to Non-controlling Interests | (2) | (31) | (31) | (94) | (94) |
| Total comprehensive income Attributable to Parent Company's Owners | 4,202 | (1,025) | 9,232 | (510) | (54) |

54

Grupo Galicia Galicia SegurosGalicia Naranja X Galicia Más Relevant information ASG Regulatory changesFondos Fima 55 Profitability and efficiency Combined ratio Efficiency ratio ROA ROE 4.19% (1.11)% 8.39% 4Q 2024 3Q 2024 4Q 2023 39.50% (10.52)% 58.04% 4Q 2024 3Q 2024 4Q 2023 81.84% 97.14% 116.34% 4Q 2024 3Q 2024 4Q 2023 63.07% 77.21% 50.08% 4Q 2024 3Q 2024 4Q 2023

Grupo Galicia Galicia SegurosGalicia Naranja X Galicia Más Relevant information ASG Regulatory changesFondos Fima Balance Sheet In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 4Q 3Q 4Q vs.3Q24 vs.4Q23 Assets Cash and due from banks 4,970 2,727 9,812 82 (49) Debt securities 74,367 73,420 150,303 1 (51) Other financial assets 66,550 51,998 71,294 28 (7) Property, bank premises, equipment 6,365 6,150 5,712 3 11 Intangible assets 18,067 19,243 18,562 (6) (3) Assets for insurance contracts 195,951 158,214 196,743 24 — Other non-financial assets 56,903 57,527 60,890 (1) (7) Total assets 423,173 369,279 513,316 15 (18) Liabilities Liabilities for insurance contracts 320,282 278,215 355,593 15 (10) Other non-financial liabilities 58,992 51,362 96,497 15 (39) Total liabilities 379,274 329,577 452,090 15 (16) Shareholders' equity 43,899 39,702 61,226 11 (28) 56 Selected financial information

Financial Report Grupo Galicia Fondos FimaGalicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changes Since 1958, Fondos Fima has been managing mutual funds distributed by Galicia through its multiple channels and other agents.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Highlights

**Ps.68,250 million**
Net income for the year
+27% vs. 12M 2023

**Ps.7,351**
Assets under management
In billions
-3% vs. 4Q 2023

**12.9%**
Market share
+170 bp vs. 4Q 2023

**Ps.19,283 million**
Net income for the quarter
+86% vs. 4Q 2023

**27**
Employees

**16**
Assets under management

58

Grupo Galicia Fondos FimaGalicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changes Income Statement In millions of pesos, except otherwise noted 2024 2023 Variation 12M 12M % Net results from financial instruments 22,390 46,288 (52) Gold and foreign currency quotation differences 64 283 (77) Other operating income 125,543 101,798 23 Net operating income 147,997 148,369 — Personnel and administrative expenses (11,745) (7,182) 64 Other operating expenses (8,153) (8,149) — Operating income 128,099 133,038 (4) Results from the net monetary position (24,449) (38,588) (37) Results from associates and joint businesses 277 — N/A Income tax (35,677) (40,656) (12) Net income 68,250 53,794 27 59 Results for the fiscal year

Grupo Galicia Fondos FimaGalicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changes Income Statement In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 4Q 3Q 4Q vs.3Q24 vs.4Q23 Net results from financial instruments 6,584 4,854 18,412 36 (64) Gold and foreign currency quotation differences 22 14 166 57 (87) Other operating income 36,462 34,115 26,097 7 40 Net operating income 43,068 38,983 44,675 10 (4) Personnel and administrative expenses (5,678) (2,236) (2,038) 154 179 Other operating expenses (2,364) (2,145) (2,464) 10 (4) Operating income 35,026 34,602 40,173 1 (13) Results from the net monetary position (3,206) (5,193) (15,609) (38) (79) Results from associates and joint businesses 277 — — N/A N/A Income tax (12,814) (11,198) (14,215) 14 (10) Net income 19,283 18,211 10,349 6 86 60 Results for the quarter

Grupo Galicia Fondos FimaGalicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changes Mutual fund In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 4Q 3Q 4Q vs.3Q24 vs.4Q23 Fima Acciones 117,874 75,720 61,788 56 91 Fima PB Acciones 66,210 45,805 35,513 45 86 Fima Renta en Pesos 119,739 104,112 176,672 15 (32) Fima Ahorro Pesos 415,250 332,777 129,589 25 220 Fima Renta Plus 90,075 73,254 120,458 23 (25) Fima Premium 5,749,292 5,733,097 6,272,607 — (8) Fima Ahorro Plus 387,791 331,524 217,618 17 78 Fima Capital Plus 143,283 136,367 488,518 5 (71) Fima Abierto Pymes 12,871 12,310 14,804 5 (13) Fima Mix I 28,448 25,953 40,530 10 (30) Fima Mix II 8,941 6,700 9,172 33 (3) Fima Renta Fija Internacional 4,044 5,767 10,359 (30) (61) Fima Sustentable ESG 3,305 4,158 7,970 (21) (59) Fima Acciones Latinoamericanas Dólares 395 525 1,155 (25) (66) Fima Renta Fija Dólares 64,889 3,508 — n.m. N/A Fima Mix Dólares 138,760 31,216 — 345 N/A Total assets under management 7,351,167 6,922,793 7,586,753 6 (3) 61 Assets under management

Grupo Galicia Fondos FimaGalicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changes Balance Sheet In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 4Q 3Q 4Q vs.3Q24 vs.4Q23 Assets Cash and due from banks 13,093 11,583 9,013 13 45 Debt securities 79 756 — (90) N/A Net loans and other financing 10 2 — 400 — Other financial assets 64,319 41,828 53,648 54 20 Other non-financial assets 58 63 3 (8) 1833 Total assets 85,454 54,251 62,664 58 36 Liabilities Other non-financial liabilities 31,890 19,970 20,772 60 54 Total liabilities 31,890 19,970 20,772 60 54 Shareholders' equity 53,564 34,281 41,892 56 28 62 Selected financial information

Informe de Resultados Galicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos FimaGrupo Galicia Galicia Más (formerly HSBC) is one of the country's leading banks. Since December 6, 2024, Galicia Más belongs to the Grupo Galicia.

Galicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos FimaGrupo Galicia $66,341 million $(113,624) million 64 Net income for the year 4.45% 35.77% Portfolio Quality 2.10 Coverage 175.46 Capital Ratio 29.84 ROE 101 Branches 2,843 Employees 91% Digital Clients 1,112 Deposit accounts in thousands 933 Credit Cards in thousands Market share: Loans to the private sector 2.91% Market share: Deposits to the private sector 2.27% li i Galicia Hechos posteriores Cambios norm tivoalicia ás Net income for the month Solvency Highlights

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Results

In December 2024, Galicia Más recorded a negative result of Ps.113,624 million, while in fiscal year 2024, it recorded a net profit of Ps66,341 million.

It should be noted that the result includes a provision for restructuring of Ps.174,596 million, established in December 2024.

| Net income | | |
|---|---|---|
| In millions of pesos, except otherwise noted | 2024 | 2024 |
| | december | 12M |
| Net interest income | 61,695 | 1,453,310 |
| Net fee income | 10,245 | 116,191 |
| Net results from financial instruments | 18,193 | 146,178 |
| Gold and foreign currency quotation differences | 2,435 | 34,301 |
| Other operating income | 6,550 | 91,182 |
| Loan-loss provisions | (7,719) | (59,967) |
| **Net operating income** | **91,399** | **1,781,195** |
| Personnel expenses | (194,135) | (436,882) |
| Administrative expenses | (13,486) | (194,839) |
| Depreciations and devaluations of assets | (21,637) | (98,531) |
| Other operating expenses | (2,437) | (212,312) |
| **Operating income** | **(140,296)** | **838,631** |
| Results from the net monetary position | (34,358) | (821,131) |
| Results from associates and joint businesses | — | 2,060 |
| Income tax | 61,030 | 46,781 |
| **Net Income** | **(113,624)** | **66,341** |
| Other comprenhensive income | (1,042) | (87,728) |
| **Total comprenhensive income** | **(114,666)** | **(21,387)** |

65

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Selected financial information

| Balance Sheet | |
|---|---|
| In millions of pesos, except otherwise noted | **2024** |
| | **4Q** |
| **Assets** | |
| Cash and due from banks | 1,106,276 |
| Debt securities | 50,229 |
| Net loans and other financing | 1,931,647 |
| Other financial assets | 1,926,043 |
| Equity investments in subsidiaries, associates and joint businesses | — |
| Property, bank premises, equipment | 214,252 |
| Intangible assets | — |
| Other assets | 254,091 |
| Assets available for sale | 14,505 |
| **Total assets** | **5,497,043** |
| **Liabilities** | |
| Deposits | 3,109,628 |
| Financing from financial entities | 11 |
| Other financial liabilities | 502,593 |
| Negotiable obligations | — |
| Subordinated negotiable obligations | 104,199 |
| Other liabilities | 332,498 |
| **Total liabilities** | **4,048,929** |
| **Shareholders' equity** | **1,448,114** |

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Relevant information

## CFO

On February 18, 2025, Gonzalo Fernández Covaro was appointed as CFO of Grupo Galicia.

## Nera

On February 25, 2024, an agreement was reached between Grupo Galicia and Banco Santander for the implementation of a joint venture with the aim of promoting the growth and expansion of Nera's business.

For more information → Relevant Information

## Negotiable Obligation

On February 10, 2025, Banco Galicia issued the Class XXI and Class XXII Negotiable Obligation. Class XXI was issued for Ps.79.787 million with an interest rate of TAMAR +2.75% and due on February 10, 2026. The Class XXII was issued for US$74 million with an interest rate of 4.15% and due on August 10, 2025.

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Dividends

Regarding the dividends to be distributed for the 2024 fiscal year, the Board of Directors will propose:

- the payment of a dividend in cash and/or in kind for an amount that, adjusted for inflation, results in Ps.88,000 million.
- the payment of an additional cash and/or in-kind dividend of Ps.400,000 million as of December 2024.

The additional dividend payment is subject to the approval and conditions that Banco Galicia obtains from the BCRA. Consequently, the dividend may differ from the proposal.

# Corporate Reorganization

In relation to the acquisition of Galicia Más, on February 3, 2025, the Boards of Directors of the companies involved resolved to initiate the necessary steps to carry out a Corporate Reorganization. The objective is to improve the organization and use of resources, as well as to achieve more effective and efficient technical and administrative management.

The Corporate Reorganization will consist of a spin-off-merger and mergers by absorption.

This will result in the spin-off of GGAL Holdings, which will be dissolved without being liquidated, and will be absorbed by Banco Galicia, Galicia Asset Management and Sudamericana Holding through a merger process.

On the other hand, the mergers by absorption provided for in the Corporate Reorganization will be carried out as follows:

- Unification of the banking business: Banco Galicia will absorb Banco GGAL.
- Unification of the mutual fund management business: Galicia Asset Management will absorb GGAL Asset Management.
- Absorption of GGAL Participaciones: Sudamericana Holdings will absorb GGAL Participaciones, which will be dissolved without being liquidated.

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# ESG

## Grupo Galicia: a Carbon Neutral holding company

In November 2024, with the expansion of Bosque Galicia with the help of Ecohouse and Bayka, Grupo Galicia achieved carbon neutrality for all its companies: Banco Galicia, Naranja X, Inviu, Nera and Galicia Seguros.

## ISO 14001 Certification

In November 2024, Grupo Galicia achieved the recertification of its Environmental Management System under the ISO 14001 standard. Once again, the Group demonstrates the positive impact it generates in its activities by promoting the mitigation of the carbon footprint.

## More ON

In December 2024, Galicia participated as a placement agent and guarantee entity for the placement of Sumatoria for a total of Ps.1,825 million under the CNV Guaranteed SME Regime.

## Social Seal

In November 2024, Galicia obtained the Social Impact Seal for the first time in recognition of its actions in training, sustainable financing and purchases from productive units of the Social Economy. Galicia continues to build a business model that positively impacts people and the planet.

## SME Transition

In November 2024, Galicia completed the cycle of SME Transition dialogues, where the impact management of each of the companies present was put into practice and various environmental, social and economic issues were worked on. The meetings were aimed at suppliers so that they could obtain tools and knowledge on sustainable best practices.

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Regulatory changes

## Minimum Cash

On December 19, 2024, the BCRA, through communication "A" 8159, modified the rules on Minimum Cash. As of April 1, 2025, the deduction percentages will be reduced by half to reduce the minimum cash requirement in pesos, in relation to the share of financing to micro, small and medium-sized enterprises (MiPyME) in the total financing to the non-financial private sector in pesos.

In addition, as of January 1, the deduction of the minimum cash requirement for financing to MiPyME for investment projects and for financing to clients not reported in the Central de Debtors of the Financial System is no longer in effect. It should be noted that financial institutions may continue to calculate this reduction in the requirement for the residual balances of the financing included in the aforementioned points, provided that they have been agreed upon until December 31, 2024.

## Payment services in dollars

Communication "A" 8180 of the Central Bank of the Argentine Republic (BCRA), issued on January 16, 2025, introduces adjustments to the National Payment System. Among the main measures, the use of recurring immediate debit (DEBIN) is regulated to pay for goods or services in installments, in a modality called "scheduled DEBIN". This modality allows establishing payment plans with fixed and predefined installments, and requires the individual adhesion of the receiving client.

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

# Glossary and additional information

**Combined ratio:** (acquisition and general expenses + personnel expenses + administrative expenses + depreciations and devaluations of assets + incurred claims + other income and expenses + withdrawals + life annuities) / (earned premiums).

**Cost of risk:** loan-loss provisions / average financing.

**Coverage:** (allowance for loan losses + provisions for unused balances of credit-cards and overdrafts and guarantees granted) / non-accrual financing.

**Digital clients:** number of customers with login in digital channels in the last 30 days.

**Efficiency ratio:** (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (divided by net interest income plus net fee income + net result from financial instruments + foreign currency quotation differences + insurance premiums earned + certain items included in other operating income -other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income- and expenses -contribution to the deposit insurance fund, other financial expenses, other fee-related expenses and turnover tax on financial income and fees- + result from the net monetary position).

**Financial margin:** (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income -other financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income-) / average balance of interest-earning assets.

**Non-accrual portfolio:** includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible.

**NPL ratio:** non-accrual portfolio / total financing.

**ROA:** net income attributable to the company on average assets.

**ROE:** net income attributable to the company on average shareholders' equity.

**N/A:** not applicable.

**n.m.:** not meaningful. It implies increases of more than 1000% or less than -1,000%.

71

Galicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos FimaGrupo Galicia Inflation, exchange rate and interest rates 2024 2024 2024 2024 2023 4Q 3Q 2Q 1Q 4Q Consumer price index (IPC) (1) 7,694.0075 7,122.2421 6351.7145 5357.0929 3533.1922 Consumer price index (IPC) (%) 8.03 12.13 18.57 51.62 53.29 Wholesale price index (IPIM) (%) (2) 3.46 7.30 9.90 36.97 84.07 Acquisition value unit (UVA) (3) 1,300.85 1,180.35 1,042.74 786.10 463.40 Exchange rate (Ps./US$) (4) 1,032.50 970.92 911.75 857.42 808.48 Badlar (5) (quartely averages) 36.72 38.36 44.14 101.56 124.25 (1) Published by the INDEC (National Institute of Statistics and Censuses of the Argentine Republic) (2) Internal Wholesale Price Index. Source: INDEC (National Institute of Statistics and Censuses of the Argentine Republic). (3) Private banks’ 30-day time deposits rate for amounts over Ps.1 million. (4) Argentine Central Bank reference exchange rate Communication “A” 3500. On the last business day of each period. (5) Argentine Central Bank reference rate for time deposits greater than one million pesos from private banks. 72

Galicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos FimaGrupo Galicia Contact us www.gfgsa.com +54 11 6329 4881 inversores@gfgsa.com asg@gfgsa.com web Phone e-mail